Align Alternative Access Fund

(ALTIX)

Class I Shares of Beneficial Interest

Supplement dated February 23, 2026 to the Prospectus and

Statement of Additional Information (“SAI”), each dated May 8, 2025

The Board of Trustees of Align Alternative Access Fund (the “Fund”) has approved Foreside Financial Services (“Foreside”) as the principal underwriter of the Fund and approved the corresponding Distribution Agreement. Accordingly, the Prospectus and SAI are hereby updated to reflect the appointment of Foreside effective immediately:

Distributor

Foreside Financial Services, LLC, located at 190 Middle Street, Suite 301, Portland, ME 04101 serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a commercially reasonable efforts basis, subject to various conditions.

Any references to the prior Distributor are removed.

Please retain this Supplement for future reference.